Mail Stop 6010

August 6, 2008

<u>VIA U.S. MAIL AND FAX 82-31-9134611</u>

Mr. Hyeon Seong Myeong
President, Chief Executive Officer and Director
Meridian Company, Ltd.
3F, Poonglim Tech-one Building 273-10
Seongsu-Dong 2ga
Seongdong-Gu, Seoul, Korea 133-120

> **Re:** **Meridian Company, Ltd.**
> **Form 20-F for the year ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 000-32341**

Dear Mr. Hyeon Seong Myeong:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 15

A. Operating Results, page 16

1.   Please tell us the reasons for the significant changes in your bad debt expenses and
        recoveries, loss on disposal of equipment, and service fees paid and canceled on issuance
        of stock, all as noted from your statement of cash flows on page 37. In future filings,
        please include a discussion of your results of operations that includes the causes of
        material changes from year to year in financial statement line items, to the extent
        necessary for an understanding of the company's business as a whole. See Item 5 of
        Form 20-F.

2.   Further, your disclosure in future filings should provide a narrative discussion of the
        extent to which any material changes in your revenues are attributable to changes in
        prices or to changes in the volume or amount of products or services being sold or to the
        introduction of new products or services. See Item 5.A of Form 20-F.

B. Liquidity and Capital Resources, page 16

3.   We see that you included only a discussion of your sources and uses of cash as part of
        your liquidity disclosure. Please tell us how you considered the guidance in SEC Release
        33-8350 in determining the appropriate disclosure for your discussion of liquidity and
        capital resources. For example, discuss your consideration of disclosures related to
        historical information regarding sources of cash and capital expenditures, an evaluation
        of the amounts and certainty of cash flows, the existence and timing of commitments for
        capital expenditures and other known and reasonably likely cash requirements, discussion
        and analysis of known trends and uncertainties, indications of which balance sheet,
        income or cash flow items should be considered in assessing liquidity; and a discussion
        of prospective information regarding your sources of and needs for capital.

Item 15. Controls and Procedures, page 29

4.   Please tell us why you did not include the disclosure required by Item 15T(b)(4) with
        respect to the statement explaining why the annual report does not include an attestation
        report of the company's registered public accounting firm regarding internal control over
        financial reporting."

Consolidated Financial Statements, page 31

Report of Independent Registered Public Accounting Firm, page 32

5.   Please request your auditors to tell us why they did not include a reference to the United States in the first sentence of the second paragraph of their report consistent with paragraph 3 of Auditing Standard 1.

Consolidated Statements of Income, page 35

6.   We note you have a significant amount of other income/expense included on your income statement as Other, net. Please tell us about the components of this line item for 2007, 2006 and 2005. In this regard, please tell us where you classified the amounts related to your bad debt expenses and recoveries, loss on disposal of equipment, and service fees paid and canceled on issuance of stock, all as noted from your statement of cash flows on page 37.

7.   Please tell us how you calculated net loss per share in U.S. dollars presented for 2007.

Note 3. Summary of Significant Accounting Policies, page 39

Concentration of Credit Risk, page 40

8.   In future filings, consistent with paragraph 39 of SFAS 131, if revenues from transactions with a single external customer amount to 10 percent or more of the company's revenues, disclose that fact and the total amount of revenues from each such customer.

Exhibits 12.1 and 12.2

9.   We note that you provided a certification under Rule 13a-14(a) from Myeong Hyeon Seong, President, CEO and Director and In Beom Park, Director. Under that rule, you should provide separate certifications for each principal executive officer and principal financial officer of the company. Please tell us the name of your principal financial officer and whether or not you provided the required certifications.

10.   We note that you added language in Exhibit 12.1 as follows: "6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses." In future filings, please include the certifications required by Rule 13a-14(a) exactly as set forth in the instructions as to exhibits in Form 20-F.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant